VIA EDGAR AND FEDERAL EXPRESS
Mr. Hugh West
Accounting Branch Chief, Office of Financial services
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, DC  20549

Re:                 The Bank of N.T. Butterfield & Son Limited
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed February 26, 2018
File No. 001-37877

Dear Mr. West:

On behalf of The Bank of N.T. Butterfield & Son Limited, a Bermuda company (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 10, 2018 (the “Comment Letter”) relating to the above-referenced filing (the “20-F”).

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 20-F.  All page references in the responses set forth below refer to pages of the 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2017

Consolidated Statements of Operations, page F-5

1.                                      We note that you present dividend per share amounts on the face of your statements of operations. Please revise your future filings to remove such amounts; refer to ASC 260-10-45-5.

Response:  In response to the Staff’s comment, dividend per share amounts will be removed from the statement of operations in future annual filings. The Company respectfully informs the Staff, however, that dividend per share amounts will be included in future quarterly financial statements furnished by the Company pursuant to Regulation S-X, Article 10, Rule 10-01(b)(2).

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies

B - Basis of Consolidation, page F-10

2.                                      We note that you consolidate Variable Interest Entities (“VIEs”) where you are the primary beneficiary. We also note that you had no interests in VIEs where you were considered the primary beneficiary. For those entities in which you have a variable interest, however you are not the primary beneficiary, please address the following:

•	Revise your future filings to more clearly discuss your accounting treatment of such entities (e.g. whether you account for those entities as voting interest entities (“VOEs”)).

•	Revise your future filings, as necessary, to provide the disclosures required by ASC 810-10-50.

Response:  In response to the Staff’s comment, the Company respectfully informs the Staff that during the periods covered by the 20-F, the Company held no interests in VIEs where the Company was considered the primary beneficiary, nor did the Company have any significant variable interests in a VIE where the Bank was not considered the primary beneficiary. The Company submits the attached as Appendix A for the form of revised disclosures it intends to include in future filings under Note 2 - Basis of Consolidation.

Note 17 - Fair Value Measurements, page F-46

3.                                      We note your disclosure within your critical accounting policies and estimates (Fair Value, page 71) that fair value is used on a nonrecurring basis to evaluate certain assets for impairment or for disclosure purposes. You also state examples of nonrecurring uses of fair value include other real estate owned, loan impairments for certain loans, and goodwill. We do not see however, where you have provided the disclosures required by ASC 820-10-50. Please advise and revise your future filings as necessary.

Response:  In response to the Staff’s comment, the Company respectfully informs the Staff that there have been no material nonrecurring uses of fair value regarding loan impairments. Estimated credit losses were recorded through the allowance for loan losses rather than an adjustment to the carrying value of the underlying loans during the years presented. Further, there were no impairments to goodwill during the years included in the Form 20-F. The Company acknowledges that future filings will reflect the required disclosures required by ASC 820-10-50 if the Company makes use of fair value on a non-recurring basis for loan impairments for certain loans or goodwill.

The Company also respectfully informs the Staff that the existing fair value disclosures for other real estate owned properties are included in the Note 17 - Fair value measurements, and Note 2 - Fair Value. The Company submits the attached as Appendix B for the form of revised disclosures it intends to include in future filings under Note 2 - Fair Value. Further, the Company acknowledges that future filings will reflect the additional required disclosures required by ASC 820-10-50 to the extent that there are material nonrecurring uses of fair value for other real estate owned classified as level 3.

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If you have any questions, please do not hesitate to contact me at (441) 298-4758.

Very truly yours,

/s/ Michael Schrum
Michael Schrum Group Chief Financial Officer
April 19, 2018

Appendix A
Note 2. Significant accounting policies; B. Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively the “Bank”), and those variable interest entities (“VIEs”) where the Company is the primary beneficiary. Intercompany accounts and transactions have been eliminated. VIEs are entities that, by design, either (1) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) have equity investors that do not have the ability to make significant decisions relating to the entity’s operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.
The Bank is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The determination of whether the Bank meets the criteria to be considered the primary beneficiary of a VIE requires a periodic evaluation of all transactions (such as investments, loans and fee arrangements) with the entity. The Bank performs on-going reassessments of: (1) whether entities previously evaluated under the majority voting-interest framework have become VIEs, based on certain events, and are therefore subject to the VIE consolidation framework; and (2) whether changes in the facts and circumstances regarding the Bank’s involvement with a VIE cause the Bank’s consolidation conclusion to change.
Certain Bank sponsored asset management funds are structured as limited partnerships or limited companies (collectively the “funds”). The funds have various investment strategies (including but not limited to fixed income, equities and fund of funds) and are financed by non-affiliated investors. A subsidiary of the Bank is either the general partner or investment manager to the funds but does not have any significant variable interests in these entities. For those funds where the non-affiliated investors have the ability to remove the subsidiary of the Bank as the general partner or investment manager without cause (i.e. kick out rights), based on a simple majority vote, or the non-affiliated investors have rights to participate in important decisions, the Bank does not consolidate such voting interest entities. In cases where the non-affiliated investors do not have substantive kick-out or participating rights, the Bank evaluates the funds as VIEs and consolidates if it is the general partner or investment manager and has a potentially significant interest.
During the three years ended 20XX, the Bank had no interests in VIEs where the Bank was considered the primary beneficiary, nor did the Bank have any significant variable interests in a VIE where the Bank was not considered the primary beneficiary. For the variable interests the Bank holds in entities which are not considered VIEs, the Bank utilized the majority voting-interest framework. The Bank consolidates these entities where it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control.
Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments in designated VIEs, are accounted for under the equity method, and the pro rata share of their income (loss) is included in other non-interest income.

Appendix B
Note 2. Significant accounting policies; T. Fair Values
OREO assets are carried at the lower of cost or fair value less estimated costs to sell. The determination of fair value, which aims at estimating the realizable value of the properties, is based either on third-party appraisals, when available, or on internal valuation models. Appraisals of OREO properties are updated on an annual basis. Where the fair value of the related property is based on an unadjusted appraised value, the OREO is generally classified as Level 2. Where significant adjustments are made to the appraised value, or based on an internally generated valuation model, the OREO is generally classified as Level 3.